EXHIBIT 12.1

	Year Ended April 30,
	2012	2011	2010	2009	2008
(Unaudited, in thousands except ratios)
Pretax income	$(29,696)	$(10,161)	$435,618	$8,357	$(2,436)
Fixed charges:
Interest expense, net of capitalized interest	724	989	898	212	368
Interest capitalized	3,700	—	—	—	—
Amortization of debt costs	1,123	491	—	—	—
Total fixed charges	5,547	1,480	898	212	368
Earnings	$(24,149)	$(8,681)	$436,516	$8,569	$(2,068)
Ratio of earnings to fixed charges	(4.4)	(5.9)	486.1	40.4	(5.6)